

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

September 18, 2012

Via Email
Michael J. Schifsky
Chief Financial Officer
NB Manufacturing, Inc.
80 E. Rio Salado Parkway, Suite 115
Tempe, AZ 85281

Re: NB Manufacturing, Inc.
Preliminary Information Statement filed on Schedule 14C
Filed on September 10, 2012
File No. 000-52678

Dear Mr. Schifsky:

We have limited our review of your filing to the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

General

1.   You disclose that the primary reason for the amendment to your Articles of Incorporation to change your corporate name is to reflect your new business following your merger with Xhibit LLC. Therefore, please revise your information statement to provide all of the information required by Item 14 of Schedule 14A including, if applicable, Item 13(a). Alternatively, tell us in your response letter why you believe you are not required to provide some or all of this information. See Note A of Schedule 14A, which is applicable to your Information Statement pursuant to Item 1 of Schedule 14C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3757 if you have any questions regarding our comment.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director